ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS OF SEPTEMBER 06, 2023

DATE AND TIME: On September 06, 2023, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the members elected, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

The Board members resolved on the payment of interest on capital to stockholders, ad referendum of the General Stockholders' Meeting, and in accordance with sub item 6.8, X of the Company's Bylaws and Stockholder Remuneration Policy, in the amount of R$0.2693 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.228905 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding, which will be made until April 30, 2024. Interest will be recorded as credit to the specific account on September 28, 2023, based on the final stockholding position recorded on September 18, 2023, with their shares traded ex-rights starting September 19, 2023.

CLOSING: With the work of the meeting concluded, Álvaro Felipe Rizzi Rodrigues, the meeting's secretary, drafted this minute and after it was read and approved by all, it was signed. São Paulo (SP), September 06, 2023. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles and Maria Helena dos Santos Fernandes de Santana – Board members.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence